CHINA KANGTAI CACUTS BIO-TECH, INC.
99 Taibei Road
Limin Economic and Technological Development Zone
Harbin, Heilongjiang Province
People’s Republic China, 150025

November 12, 2009

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street NE
Washington, DC 20549

Re:	China Kangtai Cactus Bio-Tech, Inc.
Form 10-K for the Period Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Period Ended June 30, 2009
File No. 0-33097

Dear Mr. Rosenberg:

This letter responds to certain comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to China Kangtai Cactus Bio-Tech, Inc. (the “Company”) dated September 22, 2009.

For your convenience, we have included each of the Staff’s comments in italics before each of the Company’s responses.  References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-K for the Period ended December 31, 2008

Note 8 Shareholders’ Equity, page F-11

Staff Comment 1.     In accounting for the issuance of the Series A Convertible Preferred stock it does not appear that you recorded the stock and warrants based on a relative allocation of their fair value to the proceeds received nor determined the beneficial conversion feature with reference to the amount allocated to the convertible preferred only.  Please tell us how your accounting complies with paragraphs 5 and 6 of EITF 00-27.

Response:     We plan to revise the 12/31/08 financial statements (as per attached Exhibit A) in our planned 12/31/08 Form 10-K/A to comply with your comment, which revision we believe complies with EITF 00-27.

Regarding the March 21, 2008 issuance, in accordance with Emerging Issues Task Force ("EITF") Issue No. 00-27, we first determined the fair values of the component parts of the sale, as follows:

Series A Preferred Stock [ 833,333 shares X $.75 = $625,000 ] (a)	$625,000	39.3%
A Warrants [ 1,250,000 shares X $.3818 = $477,250 ] (b)	477,250	30.0
B Warrants [ 1,500,000 shares X $.3255 = $488,250 ] (b)	488,250	30.7
Total	$1,590,500	100.0%

(a) The fair value of the convertible preferred stock of $625,000 was estimated based on its conversion feature (the 833,333 shares of the Series A Preferred Stock are convertible into 833,333 shares of Company common stock) and the $0.75 common stock trading price at date of issue on March 21, 2008.

(b) The fair value of the warrants was estimated to be $.3818 for the A Warrants and $.3255 for the B Warrants using the Black-Scholes option pricing model and the following assumptions: the common stock trading price of $ 0.75 per share on March 21, 2008; an exercise price of $0.75 per share for the A Warrants and an exercise price of $1.00 per share for the B Warrants; a term of 3 years for both warrants; an expected common stock price volatility of 74% and risk-free interest rate of 4% for both the A and the B warrants.

Next, we determined a $0.2358 effective conversion price of the Series A Convertible Preferred Stock based upon allocating 39.3%, as tabled above, of the total actual proceeds received for a unit of the Series A Convertible Preferred  Stock and the A & B Warrants on March 21, 2008 of $500,000, or $196,500 ($500,000 X 39.3% = $196,500). The adjusted conversion price of $0.2358 was computed by dividing the $196,500 allocated part of the $500,000 of proceeds to the preferred by the 833,333 shares of common stock to be received on conversion of that preferred stock to common stock. Since the Company received $0.75 per unit for combined convertible preferred stock/warrants sold on March 21, 2008, the Company attributed $0.5142 per share of that $0.75 unit price to the convertible preferred stock ( $0.75 per share common stock trading price on March 21, 2008 less the effective conversion price of $0.2358 = $0.5142) as the resultant intrinsic value of the beneficial feature of the conversion option in the preferred stock, or $428,500 (833,333 shares X $0.5142 = $428,500). Thus, the combined fair value of the warrants of $965,500 ($477,250 + $488,250) and intrinsic value of the beneficial conversion feature of the  Series A Preferred Stock of $428,500 was $1,394,000. However, the deemed dividend is limited to the $500,000 gross actual proceeds received by the Company, pursuant to EITF Issue 98-5 as amended by EITF Issue No. 00-27.

Regarding the July 16, 2008 issuance ($250,000 gross actual proceeds), we used the same methodology as used for the March 21, 2008 issuance above and arrived at a combined fair value of the A and B Warrants of $281,580 and intrinsic value of the beneficial conversion feature of the Series A Convertible Preferred Stock of $160,875, or a total of $442,455. However, the total deemed dividend is limited to the $250,000 proceeds pursuant to EITF Issue No. 98-5 as amended by EITF Issue  No. 00-27.

Below is a summary of the computations made to arrive at the values attributed to the convertible preferred stock and the A and B Warrants for the July 16, 2008 unit issuances:

Series A Preferred Stock [ 416,667 shares X $0.689 = $287,083 ](a)	$287,083	50.5%
A Warrants [ 500,000 shares X $.2856 = $142,800 ](b)	142,800	25.1
B Warrants [ 600,000 shares X $.2313 = $138,780 ](b)	138,780	24.4
Total	$568,663	100.0%

Gross actual proceeds received by Company allocated as intrinsic value of beneficial conversion feature of convertible preferred stock [50.5% X $250,000= $126,250/ 416,667 = $0.3029; $0.689 - $0.3029 = $0.3861 X 416,667 = $160,875 ]	$160,875
Fair value of A & B Warrants [$142,800 + $138,780 = $281,580 ]	281,580
Total intrinsic value of beneficial conversion feature of convertible preferred stock and fair value of A & B Warrants	$442,455
Deemed dividend limited to actual gross proceeds pursuant to EITF 98-5 as amended by EITF 00-27	$250,000

Below is a summary of the amounts to be recorded in the financial statements for the year ended December 31, 2008 (as per the attached) in the planned Form 10K/A:

Aggregated deemed dividend:
Related to issuance of units on 3/21/08	$500,000
Related to issuance of units on 7/16/08	250,000
Total deemed dividend recorded with corresponding credit to additional paid in capital	$750,000

Staff Comment 2.     Disclose the assumptions used in fair valuing the warrants issued.

Response:     We plan to disclose the assumptions used in fair valuing the warrants issued outlined in the response to Staff Comment 1. above (as per attached) in our planned 12/31/08 Form 10-K/A.

Staff Comment 3.     Regarding the Series A Convertible Preferred Stock, revise the disclosure to indicate if the performance measures were met for the six months ended June 30, 2008 and the year ended December 31, 2008.

Response:     We plan to revise the disclosures (as per attached) to indicate that the performance thresholds that would “trigger” an adjustment to the conversion price for both the six months ended June 30, 2008 and the year ended December 31, 2008 were met and, therefore, no more common shares would be required upon conversion.

As of January 1, 2009, neither the A and B warrants or the embedded conversion feature (included in the sales of the Series A Preferred Stock) provide for cash settlements and are all considered to be indexed to the issuer's common stock pursuant to EITF Issue No. 07-5 and thus, are not required to be classified as liabilities and measured at fair value recognized in earnings.

Since the performance thresholds (which relate to pretax earnings per share before non-cash items for the six months ended June 30, 2008 and the year ended December 31, 2008) were met, there was no adjustment to the conversion price of the Series A Preferred Stock or the exercise price of the warrants. Accordingly, effective December 31, 2008, these instruments no longer contained an exercise contingency and upon conversion or exercise, the settlement amount would equal the difference between the fair value of a fixed number of our equity shares and a fixed conversion or exercise price. Thus, the instruments are considered indexed to our common stock pursuant to EITF Issue
No. 07-5.

Form 10-Q for the Period Ended June 30, 2009

Staff Comment 4.     Tell us your consideration of EITF 07-5 as of January 1, 2009 and why the warrants and the embedded conversion feature were not required to be classified as liabilities and measured at fair value recognized in earnings.

Response:     Please refer to our response to Staff Comment 3.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff.  Comments or questions regarding this letter may be directed to the undersigned or Matthew Chang, Company counsel, at (415) 955-8900.

Sincerely,

/s/ Hong Bu
Hong Bu
Chief Financial Officer
Enclosures

Exhibit A—Proposed Amendment No. 1 to Form 10-K for the Year Ended 12/31/2008

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Balance Sheets
(Expressed in US Dollars)

	December 31,	December 31,
	2008	2007
	(Audited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$4,398,897	$509,901
Accounts receivable, net of allowance for returns and doubtful accounts of $979,700 and $838,736, respectively	3,869,985	4,036,169
Inventories	3,376,635	6,093,955
Other receivables and prepaid expenses	1,005	20,237
Total Current Assets	11,646,522	10,660,262

Property and Equipment, net	6,236,914	6,290,330

Other Assets
Intangible assets, net	454,445	553,038
Land use rights, net	8,609,491	1,290,141
Total Assets	$26,947,372	$18,793,771

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$315,639	$353,091
Note payable	887,475	829,437
Taxes payable	570,855	319,149
Total current liabilities	1,773,969	1,501,677

Commitments and Contingencies	-	-
Stockholders' Equity
Preferred stock, $0.001 par value; authorized 200,000,000 shares, issued and outstanding: 1,150,000 and 0 shares, respectively	1,150	-
Common stock, $0.001 par value; authorized 200,000,000 shares, issued and outstanding: 17,885,625 and 17,739,625 shares, respectively	17,886	17,740
Additional paid-in capital	8,215,705 ~~8,874,869~~	6,607,848
Retained earnings
Appropriated	2,682,345	1,844,937
Unappropriated	11,208,445 ~~10,549,281~~	7,082,943
Accumulated other comprehensive income	3,047,872	1,738,626
Total stockholders' equity	25,173,403	17,292,094
Total Liabilities and Stockholders' Equity	$26,947,372	$18,793,771

See notes to consolidated financial statements.

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Statements of Operations and Comprehensive Income
(Expressed in US Dollars)

	December 31,	December 31,
	2008	2007
	(Audited)	(Audited)

Net Sales	$20,300,583	$14,240,655

Cost of Sales	(12,307,303)	(9,629,251)

Gross Profit	7,993,280	4,611,404

Operating Expenses
Selling expenses	214,285	279,303
General and administrative expenses	648,644	1,151,534
Depreciation	77,015	70,589
Amortization of land use rights	73,761	35,983
Amortization of intangible assets	134,924	123,704
Total operating expenses	1,148,629	1,661,113
Income from Operations	6,844,651	2,950,291

Other Income (Expenses)
Interest income	838	603
Imputed interest	(52,326)	(47,796)
Loss on disposal of property and equipment	(14,323)	-
Other income (expense) - net		(171)
Total Other Income (Expenses)	(65,811)	(47,364)
Income before Income Taxes	6,778,840	2,902,927
Income Tax Expense	(1,065,930)	(603,227)
Net Income	5,712,910	2,299,700
Deemed dividend relating to the beneficial conversion feature and the value of the warrants included in the sale of the
Series A preferred stock	(750,000) ~~(1,409,164~~ )	-
Net income attributable to common stockholders	$4,962,910 ~~4,303,746~~	$2,299,700
Net income per common share
Basic	$0.28 ~~0.24~~	$0.13
Diluted	$0.27 ~~0.23~~	$0.13

Weighted average number of common shares outstanding
Basic	17,767,461	17,739,625
Diluted	18,597,561	17,739,625

Comprehensive income:
Net income	$5,712,910	$2,299,700
Foreign currency translation adjustment	1,309,246	1,047,589
Total	$7,022,156	$3,347,289

See notes to consolidated financial statements.

China Kangtai Cactus Bio-Tech Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(Expressed in US Dollars)

	Preferred Stock $0.001 par		Common Stock $0.001 par		Additional	Unappropriated		Appropriated	Accumulated other
	value		value		paid-in	retained		retained	comprehensive
	Shares	Amount	Shares	Amount	capital	earnings		earnings	income	Total
Balance at December 31, 2006	-	$-	17,739,625	$17,740	$6,558,082	$5,266,815		$1,361,365	$691,037	$13,895,039 39
Imputed interest on note payable	-	-	-	-	49,766	-		-	-	49,766
Transfer to statutory and staff welfare reserves	-	-	-	-	-	(483,572)		483,572	-	-
Net income for the year ended December 31, 2007	-	-	-	-	-	2,299,700		-	-	2,299,700
Currency translation adjustment	-	-	-	-	-	-		-	1,047,589	1,047,589
Balance at December 31, 2007	-	-	17,739,625	17,740	6,607,848	7,082,943		1,844,937	1,738,626	17,292,094
Sale of Series A preferred stock	1,250,000	1,250	-	-	719,672	-		-		720,922
Deemed dividend	-	-	-	-	750,000 ~~1,409,164~~	(750,000 (~~1,409,164~~	) )	-		-
Issuance of shares in consideration for the waiver of liquidated damages	-	-	46,000	46	26,634	-		-	-	26,680
Conversion of Series A Preferred Stock	(100,000)	(100)	100,000	100	-	-		-	-	-
Stock option expense	-	-	-	-	59,225			-		59,225
Imputed interest on note payable	-	-	-	-	52,326	-		-	-	52,326
Transfer to statutory and staff welfare reserves	-	-	-	-	-	(837,408)		837,408	-	-
Net income for the year ended December 31, 2008	-	-	-	-	-	5,712,910		-	-	5,712,910
Currency translation adjustment	-	-	-	-	-	-		-	1,309,246	1,309,246
Balance at December 31, 2008	1,150,000	$1,150	17,885,625	$17,886	$8,215,705 ~~8,874,869~~	$11,208,445 ~~10,549,281~~		$2,682,345	$3,047,872	$25,173,403

See notes to consolidated financial statements.

Note 8.   Stockholders’ Equity

Restricted Net Assets

Relevant PRC statutory laws and regulations permit payments of dividends by Harbin Hainan Kangda and Taishan Kangda only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations.  In addition, PRC laws and regulations require that annual appropriations of after-tax income should be set aside prior to payments of dividends as a reserve fund.  As a result of these PRC laws and regulations Harbin Hainan Kangda and Taishan Kangda are restricted in their ability to transfer a portion of their net assets in the form of dividends, loans or advances, which restricted portion amounted to $10,185,183 and $8,745,639 at December 31, 2008 and 2007, respectively.

Series A Convertible Preferred Stock

On March 21, 2008, the Company entered into a Preferred Stock Purchase Agreement (the “Purchase Agreement”) with T Squared Investments LLC (the “Investor”) to sell in a private placement to the Investor for an aggregate purchase price of $500,000, (i) 833,333 shares of the Company’s newly designated Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) for $0.60 per share (the “Shares”), (ii) warrants to purchase up to 1,250,000 shares of Company’s common stock exercisable for a period of three years at an exercise price of $0.75 per share (the “A Warrants”) or an aggregate exercise price of $937,500 if all of the A Warrants were exercised, and (iii) warrants to purchase up to 1,500,000 shares of Company’s common stock exercisable for a period of three years at an exercise price of $1.00 per share (the “B Warrants”), or an aggregate exercise price of $1,500,000 if all the B Warrants were exercised. The Company issued the Shares, the A Warrants and B Warrants on the same day. Westernking Financial Service acted as the sole placement agent in the transaction and received a fee of $30,000 (6% of the gross proceeds).

The Company also entered into a Registration Rights Agreement with the Investor, pursuant to which the Company is obligated to file and have declared effective by the SEC a registration statement registering the resale of the Shares and Common Stock issuable upon the Conversion of the Series A Preferred Stock and the exercise of the A Warrants and B Warrants. If the registration statement is not declared effective by the SEC by August 28, 2008, the Registration Rights Agreement provides for the Company to issue to the Investor as liquidated damages an additional 1,000 shares of Series A Preferred Stock for each day thereafter not declared effective (subject to a maximum of 250,000 shares). On October 17, 2008, the SEC declared effective the Company’s registration statement on Form S-1. On October 15, 2008, the Company issued 46,000 shares of common stock to the Investor in consideration for the waiver of liquidated damages.

The Series A Preferred Stock has no voting or dividend rights, is entitled to a liquidation preference of $0.60 per share, and each share is convertible into one share of Company common stock at the option of the holder (which was adjustable to more shares if certain “defined” EPS performance thresholds were not met for the six months ended June 30, 2008 or the year ended December 31, 2008; however, the performance thresholds were met).

The Company recorded as a $500,000~~1,090,500~~ deemed dividend and as a $500,000~~1,090,500~~ increase in additional paid-in capital the total of the intrinsic value of the beneficial conversion feature ($428,500~~125,000~~) and the estimated fair value of the A Warrants ($477,250) and the B Warrants ($488,250), which recording is limited to the gross actual proceeds ($500,000) pursuant to Emerging Issues Task Force Consensus (“EITF”) No. 98-5 as amended by EITF No. 00-27. The fair value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: stock price of $0.75 per share, exercise price of $0.75 per share for the A warrants, exercise price of $1.00 per share for the B warrants, term of 3 years, expected volatility of 74%, and risk-free interest rate of 4%.

On July 16, 2008, the Company sold the Investor, for an aggregate purchase price of $250,000, an additional 416,667 shares of Series A Preferred Stock, warrants to purchase up to 500,000 shares of Company common stock exercisable for a period of three years at an exercise price of $0.9375 per share, and warrants to purchase up to 600,000 shares of Company common stock exercisable for a period of three years at an exercise price of $1.25 per share. The Company recorded as a $250,000~~318,664~~ deemed dividend and as a $250,000~~318,664~~ increase in additional paid-in capital, based upon the total of $442,155 the intrinsic value of the beneficial conversion feature ($160,875~~37,084~~) and the estimated fair value of the warrants ($281,580), which recording is limited to the gross actual proceeds ($250,000) pursuant to Emerging Issues Task Froce Consensus (“EITF”) No. 98-5 as amended by EITF No. 00-27. The fair value of the warrants was estimated using the Black-Scholes option pricing model and the following assumptions: stock price of $0.689 per share, exercise prices of $0.9375 and $1.25 per share, term of 3 years, expected volatility of 71.4%, and risk-free interest rate of 4%.

On October 27, 2008, the Company issued 100,000 shares of common stock to the Investor for the conversion of 100,000 shares of Series A Preferred Stock.